On September 11, 2025, the following transfers were directed to be made in the brokerage accounts holding the Parents’ Shares:

The transfer of a total of 47,882 shares from the Spencer 2008 Irrevocable Trust to the Exempt Trusts for the benefit of each of the Reporting Person and her 2 brothers. Of these Shares, 15,961 Shares are being transferred to and held by the Spencer 2008 Exempt Trust for the benefit of (“FBO”) Sandra J. Spencer, where the Reporting Person is the sole trustee with sole voting and dispositive power, and is the sole beneficiary.

The transfer of a total of 666,825 shares from as sole Personal Representative of Edward L Spencer, Jr Estate (the "E.L. Spencer Estate") and the Spencer 2008 Revocable Trust to each of the Reporting Person’s and her two brothers’ respective Spencer Family Non-Exempt Trusts. Of these Shares, 222,275 Shares are being transferred to and held in the Spencer Family Non-Exempt Trust FBO Sandra J. Spencer, where the Reporting Person is the sole trustee with sole voting and dispositive power, and is the sole beneficiary; and

The transfer of a total of 17,000 shares from the Estate of Ruth P. Spencer and the Ruth Spencer Revocable Trust to each of the Reporting Person and her two brothers respective Spencer Family Non-Exempt Trusts. Of these Shares, 5,667 Shares are being transferred to and held in the Spencer Family Non-Exempt Trust FBO Sandra J. Spencer, where the Reporting Person is the sole trustee with sole voting and dispositive power and is the sole beneficiary.

The Reporting Person will inherit a total of 243,903 Shares as a result of the inheritance transfers of Parent shares.

As a result of the inheritance of these Parent Shares, the Reporting Person may be deemed to beneficially own, a total of 258,214 Shares, or 7.4% of the total shares outstanding, as sole trustee and beneficiary in the case of each of her trusts shown above, and individually, in each such case, with sole voting and dispositive power. These include the 79 Shares held by the Reporting Person’s husband where Ms. Spencer may be deemed to have shared voting and dispositive power, and 3,960 Shares held by Spencer LLC.

The Reporting Person is the manager of Spencer LLC, and may be deemed to have shared voting and dispositive power over the 3,960 shares held by Spencer LLC. The Reporting Person disclaims beneficial ownership and any pecuniary interest in the 2,640 shares held in Spencer LLC, which reflects her two brothers’ two-thirds membership interest in Spencer LLC. Ms. Spencer also disclaims any beneficial interest and any pecuniary interest in the 16,362 shares held by the Edward L. Spencer Jr. Foundation, a 501(c)(3) private foundation where Ms. Spencer is one of two directors.

Ms. Spencer disclaims any beneficial interest or pecuniary interest in the 487,804 Parent Shares transferred by inheritance and held by or for the benefit of Ms. Spencer’s brothers, Bruce Steven Spencer or Edward L. Spencer, III following the transfers described herein.